Exhibit 99.55

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 16

HudBay Minerals announces resignation of CEO and appointment of interim CEO

Toronto, Ontario, March 10, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) announces the resignation of Allen J. Palmiere as chief executive officer and as a director of the company, effective March 9, 2009.

“The Board of Directors thanks Allen for his service to HudBay, first as chairman, then as chief executive officer and director,” said M. Norm Anderson, HudBay’s chairman. “We wish him well in his future endeavours.”

Colin K. Benner, P. Eng., a director of the company, has been appointed to the position of interim chief executive officer of HudBay, effective immediately. Mr. Benner is well-known in the industry and has been CEO for a number of mining companies.

“HudBay has unique opportunities with its cash reserves and a strong balance sheet,” said Mr. Benner. “The board of directors and I are committed to realizing HudBay’s potential and maximizing value for all shareholders. I look forward to leading the company as interim CEO, and overseeing the search for Mr. Palmiere’s successor.”

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

(HBM-G)

For further information, please contact:

Investor Relations contact:	Media contact:
HudBay Minerals Inc.	Barnes McInerney Inc.
Annemarie Brissenden	John Vincic
Manager, Investor Relations	Executive Vice President
(416)-362-0615	(416)-367-5000 ext. 249
Email: annemarie.brissenden@hudbayminerals.com	Email: jvincic@barnesmcinerney.com